Exhibit (a)(5)(iv)

Open Letter to Retek Customers and Partners

March 9, 2005

Retek Customers and Partners:

Yesterday, Oracle announced a tender offer for all of the outstanding shares of Retek. Having been engaged in due diligence with Retek since October 2004, we firmly believe our combination represents the best outcome for you, the customer.

I have personally spent time with Retek’s management team and customers and am convinced the combination of Retek and Oracle will significantly advance our strategy to better serve retailers of all sizes in all geographies. We understand how quickly your industry is moving, driven by consolidation and competition, and amid the host of changes underway, we remain firmly committed to the retail industry.

Oracle and Retek’s relationship began in 1986. Retek’s products have been engineered and optimized for the Oracle platform, using Oracle’s development tools and industry-leading database. Now, approximately 80% of Retek customers run their solutions on Oracle technology. Moreover, both companies’ applications strategies are aligned, with strong commitments to Java and open standards.

The combination of Retek and Oracle will produce a number of benefits to you:

•	First, there is no product overlap between Retek and Oracle. We intend to increase the investment in the Retek solutions to accelerate the value of these products to your company.

•	Second, you will have a clear product roadmap on Oracle-Retek technology with a shared vision for the future.

•	Third, Oracle will continue to support relationships with Retek’s existing partners to accelerate time to value for our mutual customers.

However, these benefits do not capture the full value of an Oracle and Retek combination. The increased scale in R&D and the first truly integrated application/infrastructure platform in retail will accelerate innovation in your industry, while reducing cost and complexity.

As always, our primary goal is 100% customer satisfaction. We are dedicated to maintaining and increasing the quality of innovation, support and service you have come to expect from Oracle and Retek without interruption.

We look forward to strengthening our relationship with you.

Sincerely,

Charles Phillips
President

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY RETEK’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION INTENDS TO FILE ON MARCH 9, 2005. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM ORACLE CORPORATION.